National Grid plc (“The Company”)

20 January 2010

Trading of Ordinary Shares — scrip dividend

Further to the announcement made earlier today regarding the issue and allotment of 10,523,995 ordinary shares on 20 January 2010 in relation to the operation of the Scrip Dividend Scheme for the 2009/10 interim dividend, the new shares will commence trading on 21 January 2010.

Contact:
Phil Higgins
Assistant Secretary
0207 004 3228